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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*

                       Dallas Gold & Silver Exchange Inc.
                       ----------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
                          ----------------------------
                         (Title of Class of Securities)

                                   235-077104
                                   ----------
                                 (Cusip Number)

  Karl E. May, 1375 E. 9th St., Ste. 1700, Cleveland, OH 44114  (216) 621-5300
  ----------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and communications)

                                  May 29, 1996
                                  ------------
             (Date of Event which Requires filing of this Statement)

  If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

  Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7.)

  NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

- -------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

          RAYMOND L. BERGMAN - S.S.N. 269 32 4232
- -------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member             (a)  / /
     of a Group (See Instructions)                     (b)  / /
- -------------------------------------------------------------------------------
 (3) SEC Use Only

- -------------------------------------------------------------------------------
 (4) Source of Funds (See Instructions)
          OO
- -------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)  N/A
- -------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     United States citizen
- -------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power              21,847
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                   0
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power              21,847
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                   0
- -------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
          21,847
- -------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
          N/A
- -------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
          .37%
- -------------------------------------------------------------------------------
(14) Type of Reporting Person*
          IN
- -------------------------------------------------------------------------------

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ITEM 1.  SECURITY AND ISSUER

Dallas Gold & Silver Exchange Inc. Common Stock, par value of one cent ($.01) each.

The principal executive office is located at 2817 Forest Lane, Dallas,
Texas  75234

ITEM 2.  IDENTITY AND BACKGROUND

(a)  The Reporting Person is Raymond L. Bergman

(b)  The Reporting Person's address is 24 N. Sewalle Pt. Rd., Stuart,
FL 34996-0080

(c)  The Reporting Person's present principal occupation is:  retired.

(d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Person has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  The Reporting Person is a United States citizen.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Not applicable.  580,000 of the securities were sold.

ITEM 4.  PURPOSE OF TRANSACTION

580,000 of the securities were sold.

The Reporting Person does not have any plans or proposals which relate to or would result in: (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to file any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the issuer; (f) any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-


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end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940; (g) changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition or control of the issuer by any person; (h) causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities or the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a) The Reporting Person beneficially owns 21,847 shares of the Common Stock, $.01 par value of Dallas Gold & Silver Exchange Inc., which is .37% of the class of securities.

(b) The Reporting Person has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of the 21,847 shares referenced in paragraph (a) above.

(c) The Reporting Person sold 580,000 shares of the securities during the past sixty days.

(d) Reporting Person's Counsel received a portion of the proceeds from the sale of such securities.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Not applicable.  580,000 shares have been sold.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

The Reporting Person has no materials to be filed as exhibits.


    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

31 May 96
- --------------------------------------------------------------------------------
Date

/s/ Raymond L. Bergman
- --------------------------------------------------------------------------------
Signature

/s/ Raymond L. Bergman
- --------------------------------------------------------------------------------
Name/Title


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